Room 4561

	November 3, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 6 to Registration Statement on
Form
SB-2
	Filed October 4, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
      Form 10-KSB for the fiscal year ended June 30, 2005
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your filing and response letter dated
October
4, 2005 and have the following comments.

Post-effective Amendment No. 6 to Registration Statement on Form
SB-2

General

1. We note your response to comment no. 2 in our letter dated September 20, 2005. It appears that Messrs. Najeeb Ghauri and Naeem
Ghauri were extended credits of $30,851.54 and $7,249.30, respectively, in connection with their March 2004 exercise of stock options. Such extensions of credit are inconsistent with Section 13(k)(1) of the Exchange Act. Section 13(k)(1) prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers. Please make disclosure in your filing regarding such possible violation and the possible consequences.

2. Pursuant to comment no. 3 in our letter dated September 20, 2005, you have provided for our review certain supplemental materials supporting your assertion that the officers made loans to the Pakistani subsidiary in 2002. Please explain to us how each document you have provided supports your assertion. In addition, it appears that certain bank statements you have provided evidence transfers of funds to the Pakistani subsidiary. Such statements appear denominated in Pakistani rupee. Please provide us the currency translation in order to reconcile the amounts you have asserted in U.S. dollars were loaned by the officers with the amounts indicated on the statements. Please also provide us with evidence that such transferred funds originated from the personal funds of the officers.

3. We note your response to comment no. 3 in our letter dated September 20, 2005 that the mistaken belief that funds were due by your officers in connection with the option exercises led to your response in your letter dated May 27, 2005 in which you state that there was "no concurrent offset by deferred salary and bonuses at the time of the exercise of the options." It is our understanding that the mistaken belief was with respect to the existence of the outstanding loans by the officers to your Pakistani subsidiary. Your discovery of such loans during your review would not appear to impact your ability to identify deferred salary and bonuses at the time of the option exercises. The schedule you have provided in your response and your revised disclosure indicate the existence of certain deferred amounts prior to the option exercises. Please explain.

Selling Stockholders, page 9

4. It appears that you have increased the number of shares being registered for resale by Maxim Partners. Please note that you may not increase the number of shares being registered by post-effective amendment. Please see Rule 413 under the Securities Act for additional guidance. Please remove such additional shares from your registration statement.

Certain Relationships and Related Transactions, page 57

5. Consistent with your response to comment no. 2 in our letter dated
September 20, 2005, please provide disclosure in this section regarding the notes entered into by your officers as to which you have subsequently construed to be void.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3. Controls and Procedures

6. With respect to your response to comment no. 14 in our letter dated September 20, 2005, we note your statement that "[t]he determination that a restatement was necessary as outlined in []our comment was not made until the period ended March 31, 2005." Our comment is addressing the fact that since your controls did not prevent these errors and allowed incorrect financial statements and related disclosures to be filed, why the officers will still believe that your disclosure controls and procedures were effective as of June 30, 2004 and 2005 and each of the quarterly periods ended September 30, 2004, December 31, 2004 and March 31, 2005. Given the material restatements that resulted from the failures in your controls, the officers need to clearly describe the basis for asserting that controls were effective as of each reporting period effected by the restatements if your conclusion is not reassessed. Furthermore, explain how the meetings with your auditors will address each of the circumstances that lead to these additional restatements.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Note 11 - Convertible Debenture, page F-31

Prior Comment No. 11

7. With respect to your response to comment no. 11 in our letter dated September 20, 2005, we do not believe that you are appropriately calculating the beneficial conversion feature of the convertible debt. Note that paragraph 5 of EITF 98-5 requires that the calculation of the beneficial conversion feature is the difference between the conversion price and the fair value of the common stock in which the security is convertible. Fair value under generally accepted accounting principles is the quoted price of the your common stock. Question 58 of the FASB Staff Implementation Guide to Statement 115 does not permit the adjustment of quoted market prices in the determination of fair value. The definition of fair value in paragraph 137 states that if a quoted market price is available (for an instrument) the fair value is the product of the number of trading units times that market price. Be advised that AIN-APB 15 #55 has been superseded by SFAS 128. Revise as appropriate.

Note 14 - Gain on Settlement of Debt, page F-27

8. With respect to your response to comment no. 16 in our letter dated September 20, 2005, we note that you believe an action to collect the amounts claimed due would be barred by the applicable statute of limitations. Provide a reasoned opinion of counsel stating that a court of proper jurisdiction would find that the registrant can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations, citing supporting case law.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than 10 business days from the date of this letter.
Detailed
cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855, or
Melissa
Walsh at (202) 551-3224, if you have questions or comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477, or Perry Hindin at (202) 551-3444, for
assistance
on other matters. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197